Volcano Kimchi LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Discount Income	-9.00
Sales	95,087.87
Square Income	182,579.50
Uncategorized Income	3,900.00
Workshops	905.15
Total Income	**$282,463.52**
Cost of Goods Sold	
Cost of Goods Sold	101.97
Food	630.23
Produce	19,053.19
Total Cost of Goods Sold	**19,785.39**
Cost of labor - COS	7,162.05
Other Costs - COS	96.14
Supplies	8,280.62
Supplies & Materials - COGS	11,808.91
Supplies/Labels	1,756.39
Total Supplies & Materials - COGS	**13,565.30**
Supplies/Jars	5,219.34
Total Cost of Goods Sold	**$54,108.84**
GROSS PROFIT	**$228,354.68**
Expenses	
Advertising	23.00
Bank Charges	704.47
Car and Truck Expense	230.75
Commissions & fees	2,828.83
Computer Services and Supplies	1,674.44
Consultants	1,500.00
Disposal Fees	21.40
Donation	403.20
Dues & Subscriptions	949.80
Freight & Delivery	1,266.45
Fuel	1,813.55
gift	273.84
Grocery	5,528.00
Insurance	90.00
Interest Expense	1,163.72
Legal & Professional Fees	299.00
License Fee	1,742.00
Meals and Entertainment	5,030.30
Office Expenses	1,802.28

Volcano Kimchi LLC

Profit and Loss
January - December 2021

	TOTAL
Other General and Admin Expenses	95.29
Parking & Tolls	535.43
Payroll	70,568.10
Payroll tax	6,753.03
Total Payroll	**77,321.13**
Payroll Service Fees	2,402.73
Product	1,152.03
QuickBooks Payments Fees	327.82
R&D	13,029.21
Rent or Lease	46,060.53
Repair & Maintenance	381.09
Shipping and delivery expense	582.98
Square Fees	16,522.14
Staff meals	364.17
Stationery & Printing	60.37
Subcontractors	9,204.19
Taxes & Licenses	1,382.54
Transportation	19.49
Travel	1.00
Travel Meals	18.63
Uncategorized Expense	4,468.58
Utilities	4,775.80
Vehicle Lease	4,010.49
Web Service	727.15
Worker's Compensation	3,648.74
Total Expenses	**$214,436.56**
NET OPERATING INCOME	**$13,918.12**
Other Income	
Grant Income	18,285.00
Total Other Income	**$18,285.00**
Other Expenses	
Miscellaneous	138.40
Reconciliation Discrepancies	79.61
Total Other Expenses	**$218.01**
NET OTHER INCOME	**$18,066.99**
NET INCOME	**$31,985.11**

Volcano Kimchi LLC

Balance Sheet
As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BUSINESS CHECKING (XXXXXX -S12)	91,666.43
Cash on hand	-4,421.62
Citi 9055	2,394.17
Farmers Market Income	-374.92
Square Clearing	233,294.17
TIERED SAVINGS (XXXXX 1-S5)	75.00
Total Bank Accounts	**$322,633.23**
Accounts Receivable	
Accounts Receivable	3,288.00
Total Accounts Receivable	**$3,288.00**
Other Current Assets	
Uncategorized Asset	2,170.67
Undeposited Funds	515.00
Total Other Current Assets	**$2,685.67**
Total Current Assets	**$328,606.90**
TOTAL ASSETS	**$328,606.90**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	2,706.02
Total Accounts Payable	**$2,706.02**
Credit Cards	
American Express Credit Card	-11,316.53
American Express Open	12,832.75
Paypal Credit	1,923.10
Total Credit Cards	**$3,439.32**
Other Current Liabilities	
Gift Card Outstanding	-12.00
Loan - Ellen	29,289.71
Loan - Fundbox	632.65
Loan - Peter	1,400.00
Loan Payable	6,000.00
Loan Payable - SBA	-693.38
Loan-Paypal	-5,066.65
SBA PPP Loan	10,785.00
Square Sales Tax Payable	3.41

Volcano Kimchi LLC

Balance Sheet
As of December 31, 2021

	TOTAL
Total Other Current Liabilities	**$42,338.74**
Total Current Liabilities	**$48,484.08**
Total Liabilities	**$48,484.08**
Equity	
Opening Balance Equity	-1,846.88
Owner Investment	30,327.50
Retained Earnings	219,657.09
Net Income	31,985.11
Total Equity	**$280,122.82**
TOTAL LIABILITIES AND EQUITY	**$328,606.90**

Volcano Kimchi LLC

Statement of Cash Flows
January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	31,985.11
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	1,051.00
Uncategorized Asset	-1,655.67
American Express Credit Card	-6,501.35
American Express Open	8,142.28
Paypal Credit	900.30
Gift Card Outstanding	-12.00
Loan - Ellen	17,100.00
Loan - Fundbox	632.65
Loan - Peter	1,400.00
Loan Payable	6,000.00
Loan Payable - SBA	-693.38
Loan-Paypal	-5,066.65
SBA PPP Loan	10,785.00
Square Sales Tax Payable	3.41
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**32,085.59**
Net cash provided by operating activities	**$64,070.70**
FINANCING ACTIVITIES	
Owner Investment	23,327.50
Net cash provided by financing activities	**$23,327.50**
NET CASH INCREASE FOR PERIOD	**$87,398.20**
Cash at beginning of period	235,750.03
CASH AT END OF PERIOD	**$323,148.23**